Exhibit 99.6

PCL EMPLOYEES HOLDINGS LTD. EMPLOYEE OWNERSHIP PLAN

TABLE OF CONTENTS

Page

ARTICLE I GENERAL

1

1.1

Nature of Plan

1

1.2

Effective Time

1

1.3

Interpretation

1

1.4

Unanimous Shareholder Agreement

1

ARTICLE II DEFINITIONS

1

ARTICLE III PARTICIPATION IN THE PLAN

3

3.1

Participation

3

3.2

Subsequent Offers

3

3.3

Cessation of Participation

4

3.4

Post-Conversion Shares

4

ARTICLE IV RESTRICTIONS ON PLAN SHARES

4

4.1

Ownership Restrictions

4

ARTICLE V OPERATION OF PLAN

5

5.1

Record Owner of Plan Shares

5

5.2

Fixed Investment of Plan; Distributions and Payments

5

5.3

Delivery of Information; Voting of Plan Shares

6

5.4

Other Stockholder Rights

7

ARTICLE VI TRANSACTIONS IN PLAN SHARES

7

6.1

Participants’ Transactions

7

6.2

No Further Rights

8

6.3

Company Transactions

8

6.4

Offsets by the Company

9

6.5

Conveyances by Administrator

9

6.6

Pledging Plan Shares

9

ARTICLE VII ADMINISTRATION OF THE PLAN

10

7.1

Ministerial Powers and Duties of the Administrator

10

7.2

Shares Held in the Plan Account

11

7.3

Hold Harmless

11

7.4

Service of Process

11

ARTICLE VIII AMENDMENT OR TERMINATION OF THE PLAN

11

8.1

Right to Amend, Suspend or Terminate Plan

11

8.2

Termination of the Plan

12

8.3

Notice of Action

13

8.4

Reorganizations

13

ARTICLE IX MISCELLANEOUS

13

9.1

All Risk on Participants

13

9.2

No Right to Continued Employment

14

9.3

Limitations

14

9.4

Notice

14

9.5

Securities Laws

15

9.6

Intended Characterization

15

9.7

Transactions in Plan Shares

15

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9.8 Applicable Law 16

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ARTICLE I

GENERAL

1.1 Nature of Plan. The purpose of the Plan is to provide Eligible Employees a vehicle for participating in the ownership of the Company in a manner consistent with certain exemptions afforded by the Exchange Act and rules thereunder with respect to certain registration requirements of Section 12(g) of the Exchange Act. The Plan is intended to be exempt from registration under Rule 12h-l(a) promulgated under the Exchange Act.

1.2 Effective Time. The Plan shall be effective as of the Effective Time.

1.3 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of the Plan and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in the Plan is made to a Section or Article, such reference shall be to a Section or Article of the Plan unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in the Plan, they shall be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, the use of the singular shall include the plural, the use of the masculine shall include the feminine, and vice versa. As used in the Plan, any reference to any law, rule or regulation shall be deemed to include a reference to any amendments, revisions or successor provisions to such law, rule or regulation. If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan, to the extent the economic and legal substance of the actions and interests contemplated hereby are not affected in any manner adverse to the Company or any Participant in any material respect. If the application of any term, condition or provision of the Plan in any circumstance is ambiguous or uncertain, the Administrator shall seek the determination of the Board, which shall exercise its reasonable judgment in interpreting the relevant term(s), condition(s) and provision(s).

1.4 Unanimous Shareholder Agreement. Subject to paragraph 14.18.02 of the Unanimous Shareholder Agreement and Section 9(1) (c) of Schedule “1” to the Articles, the terms and conditions of the Plan shall be at all times read subject to the provisions of the Articles and the Unanimous Shareholder Agreement and where there is an inconsistency between the provisions of this Plan, on the one hand, and the provisions of the Articles or the Unanimous Shareholder Agreement, on the other hand, the provisions of the Articles or the Unanimous Shareholder Agreement, as the case may be, shall prevail.

ARTICLE II DEFINITIONS

All capitalized terms used in the Plan shall have the meaning set forth in this Article II unless the context clearly indicates otherwise. Capitalized terms used in the Plan but not otherwise defined herein shall have the meaning set forth in the Articles.

“Act” means the Business Corporations Act, R.S.A. 2000, c. B-9 and all amendments and regulations enacted thereto or in pursuance or substitution thereof.

“Administrator” means the entity appointed by the Board to administer the Plan as specified in Section 7.1(a).

“Affiliate” has the same meaning it is given in the Act.

“Articles” means the Company’s Articles of Incorporation, as amended from time to time.

“Board” means the Board of Directors of the Company, or a duly authorized committee thereof, or the duly authorized designee thereof, if any, in respect of matters concerning the Plan.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision of succeeding law).

“Company” means PCL Employees Holdings Ltd., an Alberta corporation.

“Effective Time” means the effective time of the Company’s initial conversion of Subject Shares into Plan Shares.

“Eligible Employee” means as of any time any person who is permitted by the terms of Articles and the Unanimous Shareholder Agreement to beneficially own Plan Shares, other than such persons, if any, that are excluded from participation in this Plan by the determination of the Board pursuant to Section 9.3(b).

“Fundamental Change” has the meaning set forth in Section 8.4.

“Exchange Act” means the United States Securities and Exchange Act of 1934.

“Intended Characterization” has the meaning set forth in Section 9.6.

“Lender” has the meaning set forth in Article 2.03.01 of the Unanimous Shareholder Agreement.

“Participant” means an Eligible Employee who is a participant in the Plan, as specified in Article III.

“Plan” means this PCL Employees Holdings Ltd. Employee Ownership Plan, as it may be amended from time to time.

“Plan Account” means the custodial account established pursuant to the Plan for the Administrator to hold, in accordance with the Plan, the Plan Shares issued to the Administrator as agent for, and for the benefit of and on behalf of, a Participant.

“Plan Officer” has the meaning set forth in Section 7.1(a).

“Plan Shares” means Voting Shares and Nonvoting Shares that, pursuant to the Articles, may not be held of record by any person other than the Administrator except with the consent of the Board or upon the termination of the Plan. Any reference herein to any Participant’s Plan Shares shall mean such Plan Shares as are at the relevant time represented by a stock certificate issued to the Administrator to hold as agent for, and for the benefit of and on behalf of, such Participant pursuant to the terms of this Plan.

“Post-Conversion Shares” means Shares into which Plan Shares have been converted pursuant to the terms and conditions of the Articles.

“Share” means a voting share of a single class of the common stock of the Company (the “Voting Shares”) or a nonvoting share of a single class of common stock of the Company (the “Nonvoting Shares”).

“Share Information” has the meaning set forth in Section 5.3(a).

“Subject Shares” means the Voting Shares and the Nonvoting Shares that the Company may pursuant to the Articles elect to convert into Plan Shares.

“Subsequent Offer” means any offering of Plan Shares to Eligible Employees after the Effective Time, as described in Section 3.2.

“Subsidiary” has the same meaning it is given in the Act.

“Unanimous Shareholder Agreement” or “USA” means the Company’s Unanimous Shareholder Agreement, effective May 1, 1988, as amended from time to time.

ARTICLE III

PARTICIPATION IN THE PLAN

3.1 Participation. Each Eligible Employee who holds Subject Shares immediately prior to the Effective Time shall be deemed a “Participant,” until such time as such participation terminates in accordance with Section 3.3. At the Effective Time, the Subject Shares held by each Eligible Employee will be converted to Plan Shares as provided in the Articles and the Company shall issue to and in the name of the Administrator, as agent for, and for the benefit of and on behalf of, such Eligible Employee, certificates representing such Plan Shares. The Administrator shall hold such Plan Shares as agent for, and for the benefit of and on behalf of, such Eligible Employee as a Participant and otherwise pursuant to the terms of this Plan.

3.2 Subsequent Offers.

(a) From time to time after the Effective Time, the Company may designate Eligible Employees who shall be offered the opportunity to acquire (whether through issuance, transfer, conversion or otherwise) beneficial ownership of Plan Shares pursuant to the terms and conditions of the Articles and the USA and on other terms and conditions as shall be applicable to such Subsequent Offer. Each Eligible Employee who is not otherwise a Participant and who accepts a Subsequent Offer shall become a Participant upon the closing of such transaction, until such time as such participation terminates in accordance with Section 3.3. For greater certainty, until such time as a particular Eligible Employee has executed, and become party to, the Unanimous Shareholder Agreement, in no case shall the closing of a Subsequent Offer made to such Eligible Employee be deemed to have occurred (any contrary conveyances or other documentation notwithstanding), nor shall such Eligible Employee be deemed to be a Participant, have any rights under this Plan or have any beneficial ownership or other interest in Plan Shares whatsoever. Upon the closing of any Subsequent Offer to an Eligible Employee, the Company shall issue to and in the name of the Administrator, as agent for, and for the benefit of and on behalf of, such Eligible Employee, certificates representing the Plan Shares offered to and accepted by such Eligible Employee. The Administrator shall hold such Plan Shares as agent for, and for the benefit of and on behalf of, such Eligible Employee and otherwise pursuant to the terms of this Plan.

(b) An Eligible Employee’s acceptance of a Subsequent Offer shall constitute the Eligible Employee’s authorization of the Company to issue to and in the name of the Administrator, as agent for, and for the benefit of and on behalf of, such Eligible Employee, certificates representing such Plan Shares as shall have been offered to and accepted by such Eligible Employee.

3.3 Cessation of Participation. A person shall cease to be a Participant when all Plan Shares held by the Administrator as agent for, and for the benefit of and on behalf of, such person have been cancelled in accordance with Article VI or converted into any class of Shares other than Plan Shares or otherwise no longer so held by the Administrator, when the Plan is terminated pursuant to Article VIII or when determined by the Board pursuant to Section 9.3(b). If and when a person ceases to be a Participant, such former Participant shall have no further interest in or rights under the Plan, and no Lender who prior to such time had any pledge over or other interest in such former Participant’s Plan Shares shall have any further interest in or rights under the Plan. Nothing in this Section 3.3 shall restrict the rights of any Lender in respect of any class of Shares into which Plan Shares have been converted in accordance with the Articles.

3.4 Post-Conversion Shares. Without limitation to Sections 3.3 and 6.6(e), Post-Conversion Shares shall be held outside the Plan and not by the Administrator. For greater certainty, where some but not all of a Participant’s Plan Shares have been converted to Post-Conversion Shares, those Plan Shares that have not been so converted shall continue to be held by the Administrator as agent for, and for the benefit of and on behalf of, such Participant, and such Participant shall continue to hold his or her beneficial interest in such Plan Shares under and subject to the terms of this Plan.

ARTICLE IV

RESTRICTIONS ON PLAN SHARES

4.1 Ownership Restrictions. All Plan Shares and all beneficial interest therein shall be subject to any and all restrictions and limitations on direct and indirect ownership set forth in the Articles and Unanimous Shareholder Agreement, and any transfer of Plan Shares or beneficial interest therein shall be subject to such terms and conditions, including the effect of any conversion to any other class of Shares, as provided therein. The foregoing shall in no way limit the effect of any additional restrictions and limitations agreed to between the Company and any Participant in respect of Plan Shares held by the Administrator as agent for, and for the benefit of and on behalf of, such Participant.

ARTICLE V OPERATION OF PLAN

5.1 Record Owner of Plan Shares.

(a) The Administrator shall, for all purposes, be recognized as the record owner of all Plan Shares held by the Administrator pursuant to the Plan.

(b) Each Participant shall always have a fully vested, non-forfeitable beneficial interest in the Plan Shares held by the Administrator as agent for, and for the benefit of and on behalf of, such Participant and all rights accruing to a stockholder under the Articles and the Unanimous Shareholder Agreement with respect to such Plan Shares, all in accordance with the Plan.

(c) The Administrator shall maintain a register on behalf of the Plan, which shall contain the names and addresses of the Participants and the number and voting or nonvoting class (and series of each) of Plan Shares held by the Administrator as agent for, and for the benefit of and on behalf of, each Participant (including the applicable share certificate numbers). Such register shall be conclusive as to who shall be entitled to exercise or enjoy the rights of a Participant and the number and voting or nonvoting class of each Participant’s Plan Shares, and except as provided in Section 6.6, the Administrator shall not be bound to recognize any equitable or other claim to or interest in such Plan Shares on the part of any other person, regardless of whether the Administrator shall have actual or other notice thereof, except as otherwise required by law. The Administrator shall maintain and provide a transaction history for Participants, including dividend income, the value of each Participant’s holdings, their cost-basis for tax purposes and other transaction history.

(d) Notwithstanding anything expressed or implied to the contrary in the Plan, the Plan Account shall be a single custodial account for all purposes, and nothing contained herein shall require the physical segregation of assets for any Participant, except as otherwise provided in Sections 5.1, 7.2, or 9.7.

(e) Neither the Administrator nor the Plan shall be required to issue certificates or other evidences of beneficial interest in the Plan.

5.2 Fixed Investment of Plan; Distributions and Payments.

(a) Notwithstanding anything expressed or implied to the contrary in the Plan, the Articles or the Unanimous Shareholder Agreement, the Plan, including the Plan Account, shall be invested exclusively in Plan Shares and nothing else.

(b) Except as otherwise provided in Section 5.2(c) or in Section 6.4, any payment by the Company of any dividend, distribution, return of capital, redemption amount, purchase price or other payment in respect of or for any Plan Shares (including as a result of a self tender by the Company, a spin-off or liquidation, dissolution or winding-up of the affairs of the Company) shall be made by the Company, subject to applicable withholdings, directly to each Participant (or, if applicable, subject to any pledge or assignment of right to such payment pursuant to Section 6.6) based upon such Participant’s Plan Shares with respect to which such dividend, distribution or other payment is made.

(c) Record title to any Plan Shares received in respect of the Plan Shares held in the Plan Account as a result of a stock split or distribution of Plan Shares that, in each case, is a tax-free transaction under Section 305(a) of the Code, shall be retained in the Plan Account, and the relevant Plan Shares shall be credited to each relevant Participant to reflect such stock split or distribution. In the event of a reverse stock split of the Plan Shares, each relevant Participant’s Plan Shares shall be correspondingly reduced.

(d) Any consideration payable for Plan Shares by any person other than the Company shall be paid directly to each Participant for such Participant’s Plan Shares (or, if applicable, subject to any pledge pursuant to Section 6.6).

5.3 Delivery of Information; Voting of Plan Shares.

(a) The Administrator promptly shall cause to be furnished to each Participant a copy of any materials received from any third party regarding the Plan Shares. The Company shall cause to be furnished directly to each Participant a copy of any materials of the Company furnished to stockholders, including any proxy solicitation materials (at the same time as such materials are or are required to be furnished generally to any other Company stockholders), financial statements, management circulars, dissident proxy circulars and notices given under or pursuant to the provisions of, the Unanimous Shareholder Agreement or the Act (“Share Information”). Such notice shall include instructions on how each Participant may direct the Administrator to vote or otherwise take action with respect to the Share Information as it relates to such Participant’s Plan Shares. The Company shall cooperate with the Administrator in an attempt to ensure that Participants receive the requisite information in a timely manner. Any such Share Information provided to a Participant by the Company directly shall be deemed to have been delivered to the Participant by the Administrator as the Participant’s legal representative in compliance with Section 153(1) of the Act.

(b) Each Participant shall have the right to instruct the Administrator with respect to the voting of such Plan Shares as were such Participant’s Plan Shares on the relevant record date) on each matter on which holders of Plan Shares are entitled to vote, and to instruct the Administrator to act in response to any tender offer or exchange offer for Plan Shares with respect to such Participant’s Plan Shares (including, subject to any limitations set forth herein, making payment instructions in respect thereof). The Administrator shall vote or act, or appoint a proxy holder to vote or act, in response to such instructions prior to the deadline for such vote or such response and in accordance with timely directions of the Participant, provided, however, that a failure of a Participant to timely direct the manner in which such Participant’s Plan Shares are to be voted or acted in response to a matter shall be deemed to be an affirmative direction to abstain from voting or acting with respect to such Plan Shares in relation to such matter. Without limitation to the foregoing, if requested by a Participant, the Administrator shall appoint such

Participant or a nominee of the Participant as proxy holder to vote such Participant’s Plan Shares. For greater certainty, the Administrator shall not vote or appoint a proxy holder to vote a particular Participant’s Plan Shares pursuant to the Plan unless the Administrator receives voting instructions from the Participant and then only in accordance with such instructions, and without limitation of Section 5.3(a), the Administrator shall have no duty to solicit any such instructions from any Participant.

(c) Nothing contained in the Plan (including, without limitation, this Section 5.3) shall confer upon Participants, the Administrator or any other person or entity any voting or other rights in respect of Plan Shares held in the Plan Account beyond those rights set forth in the Articles and the Unanimous Shareholder Agreement and applicable provincial, state and federal law. The Administrator shall have no power to sell, convey, transfer, assign, exchange or otherwise affect the Plan Shares unless authorized by the terms of the Plan or the Unanimous Shareholder Agreement.

5.4 Other Stockholder Rights. Subject always to the provisions of the Unanimous Shareholder Agreement, each Participant shall have the right to direct the Administrator to exercise, as agent for, and for the benefit of and on behalf of, such Participant, each and every right in respect of the Company that such Participant would enjoy in respect of the Company under law, the Articles, the Unanimous Shareholder Agreement or the bylaws of the Company if such Participant was (and was permitted by the terms of the Articles and the Unanimous Shareholder Agreement to be) the record holder of such Participant’s Plan Shares. The Administrator shall act reasonably promptly in carrying out such directions. Provided that the Participant shall, upon the exercise of any such right, supply such information to the Administrator and the Company as a record owner of Plan Shares would be required to provide to the Company upon the exercise of such right, the Company shall not object to any such exercise of rights on the basis of such Participant’s failure to satisfy any statutory requirement regarding ownership of Plan Shares, except to the extent that the Company could raise such objection (other than as a result of the Participant’s status as being eligible to participate in the Plan) if the Participant were the record owner of such Participant’s Plan Shares.

ARTICLE VI TRANSACTIONS IN PLAN SHARES

6.1 Participants’ Transactions.

(a) Permitted Transfers. Subject to Section 9.3(a), but without limitation to Section 6.5, at any time at which a Participant would be permitted by the Articles, the Unanimous Shareholder Agreement and every agreement between such Participant and the Company, to sell or transfer Plan Shares if the Participant were then (and were then permitted to be) the record holder of such Plan Shares, such Participant, shall have the right to direct the Administrator to sell or transfer any or all such Plan Shares, in each case subject to any restrictions and limitations as would be applicable to a record holder of Plan Shares under, and the other terms and conditions of, the Articles, the Unanimous Shareholder Agreement and every agreement between such Participant and the

Company (including, without limitation, any terms or conditions that would upon or prior to the transfer of such Plan Shares cause such Plan Shares to convert into any other class of Shares), and subject to any pledge in respect of any Plan Shares as is then in effect pursuant to Section 6.6. The Administrator shall execute any such direction, subject to the applicable restrictions and limitations, reasonably promptly following receipt by the Administrator of such written evidence thereof as shall be satisfactory to the Administrator in its sole and absolute discretion. Upon any such transfer, the Administrator shall revise its records accordingly to reflect a reduction in the number of Plan Shares held for such Participant and the Company shall transfer record title to, and deliver certificates for, such Plan Shares (subject to the terms and conditions of the Articles, the Unanimous Shareholder Agreement and every agreement between such Participant and the Company).

(b) Other Rights. Excluding any right to sell or transfer Plan Shares, each Participant shall have the right to direct the Administrator, with respect to any or all Plan Shares held by the Administrator as agent for, and for the benefit of and on behalf of, such Participant, to exercise any right under the Articles, the Unanimous Shareholder Agreement and any agreement between such Participant and the Company in respect of any such Plan Shares as would be available to such Participant if she or he were the record holder of such Plan Shares. The Administrator shall execute any such direction reasonably promptly following receipt by the Administrator of such written evidence thereof as shall be satisfactory to the Administrator in its sole and absolute discretion. Without limitation by the foregoing, the Administrator agrees that with respect to any Plan Share that may under the terms and conditions of the Articles be converted by the holder thereof into any other class of Shares, each Participant is authorized to exercise such right of conversion in respect of all, but not less than all, of such Participant’s Plan Shares by delivering written notice thereof to the Company and the Administrator, and the Administrator further agrees that to the extent required any such exercise be deemed the act of the Administrator.

6.2 No Further Rights. Upon redemption, purchase or cancellation of Plan Shares by the Company, the Participant for whom the Administrator held such Plan Shares (and to the extent any such Plan Shares are then the subject of any pledge in favor of a Lender pursuant to Section 6.6, such Lender) shall have no further interest in or rights in respect of such Plan Shares, other than the right to receive any payment for such Plan Shares as would otherwise have been due to the record holder of such Plan Shares, to the extent not already received, and the Administrator shall have no right to or interest in any such payment.

6.3 Company Transactions. The Company’s rights in respect of any Plan Shares held by the Administrator as agent for, and for the benefit of and on behalf of, any Participant shall not be altered, abridged or reduced by the operation of the Plan except as expressly set forth herein, and the Company shall be permitted to exercise any right it may have in respect of Plan Shares held by the Administrator as agent for, and for the benefit of and on behalf of, a particular Participant at all times and to the same extent as if such Participant were (and were permitted to be) the record holder of such Plan Shares. If the Company exercises any right that it possesses in respect of any Plan Shares, the Company shall give written notice or such other reasonable notice as the Company shall determine to each of the Administrator and the Participant for whom the Administrator holds such Plan Shares.

6.4 Offsets by the Company. In connection with any payment by the Company to a Participant upon the purchase, redemption or cancellation of such Participant’s Plan Shares, such Participant shall not object on the basis of the Participant’s status as a Participant rather than as a record holder of the Plan Shares to the Company’s deducting from such payment any amount owed or payable by the Participant to the Company, any Subsidiary or Affiliate of the Company, and/or as is required by any pledge in respect of any Plan Shares as is then in effect pursuant to Section 6.6. The Company shall be authorized to make any such deduction to the same extent as it could make in connection with a purchase, redemption or cancellation, as the case may be, of such Plan Shares if such Participant was (and was permitted to be) the record owner thereof.

6.5 Conveyances by Administrator. Without limitation to Section 5.4, the execution or endorsement of any stock transfer, share certificate or other document of transfer or conveyance of the Plan Shares by the Administrator as holder of record thereof, shall, if done at the direction of the Participant, be deemed to be a full and sufficient transfer and conveyance also of the Participant’s beneficial interest in such Plan Shares.

6.6 Pledging Plan Shares.

(a) The purpose of this Section 6.6 is to allow a Participant to borrow against his or her Plan Shares, as would be the case if such Participant was (and was permitted by the terms of the Articles to be) the record owner of such Plan Shares.

(b) In any case in which a Participant, as a record holder of Plan Shares (if such Participant was permitted to be a record owner of such Shares in the absence of this Plan), would be permitted by the Unanimous Shareholder Agreement to pledge such Plan Shares to a Lender, or where otherwise permitted under the Unanimous Shareholders Agreement, the Participant may direct the Administrator, as agent for, and for the benefit of and on behalf of, such Participant, to pledge and deliver to the Lender certificates issued by the Company representing some or all of such Participant’s Plan Shares.

(c) Any direction by a Participant pursuant to Section 6.6(b) shall specify the number of Plan Shares to be pledged, the certificate numbers of such Plan Shares to be pledged (or, in a case where the pledge is in respect of a loan to finance the purchase of Plan Shares and the share certificates representing those Plan Shares have not yet been issued, other information specifically identifying the Plan Shares to be subject to such pledge upon issuance) and the Lender to whom the Plan Shares are to be pledged.

(d) In connection with a direction by a Participant pursuant to Section 6.6(b), the Administrator shall provide to the Lender such documentation as the Lender shall reasonably request, including confirmation by the Administrator that the Plan Shares being pledged are held by the Administrator as agent for, and for the benefit of and on behalf of, the Participant.

(e) Any foreclosure or other realization by the Lender upon any such pledge (including, without limitation, any assignment, transfer or other disposition of the shares) shall be subject to the terms and conditions of the Unanimous Shareholder Agreement and the Articles including, without limitation, any terms or conditions that would upon or prior to the assignment, transfer or other disposition of such Plan Shares pursuant to such foreclosure or other realization cause such Plan Shares to convert into any other class of Shares. Immediately upon any foreclosure or other realization upon any such pledge by the Lender pledgee, the Administrator shall revise its records to reflect the reduction of Participant’s Plan Shares as a result of such foreclosure or other realization, and such other Shares as are issued upon such conversion shall be held outside the Plan and not by the Administrator.

(f) A pledge of Plan Shares by the Administrator as agent for, and for the benefit of and on behalf of, a Participant, shall not give rise to any liability on the part of the Administrator or any other Participant for the loan or loans in respect of which such pledge is given and the Administrator shall be entitled to request confirmation of such non-liability of the Administrator and the other Participants from the Lender in such form as the Administrator may reasonably determine advisable as a condition of carrying out a direction by a Participant pursuant to Section 6.6(b).

ARTICLE VII ADMINISTRATION OF THE PLAN

7.1 Ministerial Powers and Duties of the Administrator.

(a) The Administrator shall have such responsibility for the administration of the Plan solely as is directed herein. The Administrator shall serve at the discretion of the Board. The Administrator shall initially be [•], a Delaware, U.S.A., limited liability company wholly owned by the Company. The Administrator shall appoint a natural person to serve as “Plan Officer” and to carry out the ministerial powers and duties of the Administrator under the Plan, provided that such individual may resign or be replaced by the Administrator at any time. The Plan Officer shall have no independent powers or duties in respect of the Plan, other than any powers or duties delegated by the Administrator to the Plan Officer.

(b) The Administrator shall be limited to ministerial powers and duties. The Administrator shall act in respect of Plan Shares only in accordance with instructions of the relevant Participant or the Company, as provided herein. The Administrator shall owe the Participants and the Company only those duties and obligations set forth herein and any and all fiduciary or other duties or obligations that would, but for this clause, have been imposed upon, or implied of, the Administrator are expressly disclaimed.

(c) The Administrator shall have the authority to engage such advisers and service providers as it may deem advisable in the administration of the Plan, and the Company shall pay the costs and expenses of any such advisers and service providers upon the direction of the Administrator. The Administrator may arrange for the engagement of legal counsel, which may be counsel for the Company, and make use of such agents and clerical or other personnel as it shall require or may deem advisable for purposes of the Plan. The Board and the Administrator may rely upon the written opinion of such counsel and the accountants engaged by the Administrator. The Administrator shall report to the Board as frequently as necessary or as requested by the Board with regard to the matters for which the Administrator is responsible under the Plan.

(d) Notwithstanding anything expressed or implied to the contrary in the Plan, neither the Plan nor the Administrator shall issue any equity or other beneficial interests or any other instruments or securities, or write or enter into any put or call options, derivatives or other similar contracts, in or with respect to the Plan or the Plan Shares in the Plan Account. In no case shall the Company cause or agree to cause the Plan or the Administrator to take any action in violation of the preceding sentence.

7.2 Shares Held in the Plan Account. Plan Shares beneficially owned by a Participant shall be titled in the name of the Administrator, as agent for, and for the benefit of and on behalf of, the applicable Participant, and the Administrator shall have no beneficial interest in such Plan Shares. Plan Shares held by, and all actions (including, without limitation, actions pursuant to Article VI) with respect to any Participant’s Plan Shares shall be taken by, the Administrator as agent for, and for the benefit of and on behalf of, such Participant.

7.3 Hold Harmless. To the maximum extent permitted by law, neither the Administrator, the Plan Officer, any officer or employee of the Company or the Administrator nor any member of the Board shall be personally liable by reason of any action in a capacity as such in administering, managing or controlling the Plan. The Company shall indemnify and hold harmless, directly from its own assets (including the proceeds of any insurance policy the premiums of which are paid from the Company’s own assets), the Administrator, the Plan Officer and each member of the Board and each other officer, employee, or director of the Company or Administrator to whom any duty or power relating to the administration of the Plan or to the management and control of the assets of the Plan may be delegated or allocated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such person’s own fraud or bad faith.

7.4 Service of Process. The Administrator, or such other person as may from time to time be designated by the Administrator, shall be the agent for service of process under the Plan.

ARTICLE VIII

AMENDMENT OR TERMINATION OF THE PLAN

8.1 Right to Amend, Suspend or Terminate Plan. Except as expressly set forth herein, the Plan shall continue until terminated by the Board. The Board reserves the right to amend (including retroactively), suspend or terminate the Plan at any time and for any reason, provided that, subject to Section 8.2, no amendment, suspension or termination shall be made that would impair the rights of a Participant under the Plan as of the date of such amendment, suspension or termination without:

(a) the consent of Participants holding at least 70% of the Plan Shares then outstanding, or

(b) where all of the Participants have been asked for their consent, and Participants (“Respondents”) holding at least 50% of the Plan Shares have responded by indicating either their consent or their denial of consent, the consent of Participants holding at least 70% of the aggregate number of Plan Shares held by the Respondents; or

(c) the vote of holders of at least 70% of the Plan Shares represented in person or by proxy at a meeting of the holders of Plan Shares at which at least 50% of the Plan Shares then outstanding are so represented.

The making and obtaining of any such request, vote or agreement shall be conducted in such manner as the Board deems fair and appropriate.

Notwithstanding anything expressed or implied to the contrary in the Plan, no amendment may be made to the Plan that would direct or permit the Administrator or any other person to take any action, or cause any action to be taken, which would (i) allow the Plan or the Plan Account to be invested in any property other than Plan Shares or (ii) cause the Plan not to be a mere contractual arrangement for the Participants’ holding ownership interests in the Plan Shares for United States federal income tax purposes. Notwithstanding anything in this Section 8.1 to the contrary, the Board reserves the right to terminate the Plan at any time by immediately transferring to each Participant record title to such Participant’s Plan Shares (or such of them if any, as are then outstanding).

8.2 Termination of the Plan.

(a) The Plan shall terminate, and record title to each Participant’s Plan Shares shall be transferred to such Participant, immediately prior to the effectiveness of any transaction that would have the effect of converting all or any portion of the Plan Shares into, or exchanging all or any portion of the Plan Shares for, any property; provided, that the Plan shall not terminate by reason of (i) any repurchase of Plan Shares for cash by the Company in connection with either a cancellation thereof, (ii) any other transaction contemplated herein or as permitted by the Articles and the Unanimous Shareholder Agreement (including without limitation any term or provision thereof that would cause any Plan Shares to convert into any other class of Shares upon or prior to the assignment, transfer or other disposition of such Plan Shares) or (iii) a cash-only self tender by the Company. Notwithstanding the immediately preceding sentence, the Plan shall not terminate by reason of any transaction if the Administrator has, prior to consummation of such transaction, obtained an opinion from a nationally recognized tax counsel, in form and substance reasonably acceptable to the Administrator in its sole and absolute discretion, to the effect that notwithstanding such a transaction, each Participant will continue to be treated as the owner of such Participant’s Plan Shares pursuant to the Plan for United States federal income tax purposes (and for purposes of such opinion, such opinion may be conditioned upon the Plan’s prompt distribution to the Participants of certain property into which the Plan Shares are converted or exchanged for in such a transaction, such as, for example, debt or equity of the Company or an entity other than the Company and/or cash). The Plan shall terminate, and record title to the Plan Shares shall be transferred to the Participants, immediately prior to (i) the effectiveness of any transaction pursuant to which the Administrator would cease to be a wholly-owned subsidiary of the Company or (ii) the filing of any petition, whether or not made by the Company, relating to the bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution or winding-up of the Company; provided, that such termination shall occur with respect to any filing not made by the Company only if such petition is not withdrawn or dismissed within sixty (60) days of filing.

(b) Upon termination of the Plan, within thirty (30) days following such cancellation, or such longer time as needed to comply with all applicable law, including United States federal securities law, (x) the Company shall transfer record title to, and deliver certificates for, each Participant’s Plan Shares to such Participant and (y) the Company shall cause any previously declared but undistributed dividend or stock split in respect of each Participant’s Plan Shares to be distributed to such Participant; provided, that in no case shall this clause require the Company to pay or distribute any dividend or stock split before the date otherwise due.

8.3 Notice of Action. Notice of any amendment, suspension or termination of the Plan shall be given by the Board to the Administrator and any affected Participant, and any Lender to whom a Participant’s Plan Shares have been pledged by the Administrator.

8.4 Reorganizations. For greater certainty, nothing in this Plan shall be construed so as to in any prevent, prohibit or in any manner impede the Company from amending its Articles or from engaging in any asset sale, share issue, share consolidation, share conversion, stock split, amalgamation, merger, winding up, or other reorganization or transaction of any nature of kind (a “Fundamental Change”), the effect of which may be to impact the rights and entitlements enjoyed by the Participants immediately prior to the time thereof, provided that the same has otherwise been approved by special or ordinary resolution of the Company’s shareholders and directors to the extent, if any, required under the Act, it being understood that each Participant’s entitlement to participate in the decision to engage in such Fundamental Change is fully, conclusively and adequately provided for under Sections 5.3 and 5.4.

ARTICLE IX MISCELLANEOUS

9.1 All Risk on Participants. Each Participant shall bear all risk (and enjoy all gains) in connection with any decrease (or increase) in the value of the Plan Shares and neither the Company, the Board, the Plan, the Plan Officer, nor the Administrator shall be liable or responsible for any decrease in the value of the Plan Shares or the Plan Account or entitled to any increase in the value of the Plan Shares or the Plan Account.

9.2 No Right to Continued Employment. Nothing contained in the Plan shall give any Participant or other person the right to be retained in the employment of the Company or any of its Subsidiaries or Affiliates or associated companies or affect the right of any such employer to dismiss any Participant or other person from employment. The adoption and maintenance of the Plan shall not constitute an employment or similar contract between any such employer and any Participant as employee or other person or consideration for, or an inducement to or condition of, the employment of any Participant or other person.

9.3 Limitations.

(a) No economic interest, expectancy, benefit, payment, claim or right of any Participant under the Plan shall be subject in any manner to any claims of any creditor of or any person who asserts any claim or right against (x) any other Participant, (y) the Administrator or (z) the Company. If any person shall attempt to take any action contrary to this subsection (a), such action shall be null and void and of no effect, and the Administrator, such other Participants and the Company shall be entitled to disregard such action and shall not in any manner be bound thereby and shall suffer no liability on account of its disregard thereof.

(b) The Board may exclude from continuing participation in the Plan any person who would otherwise be an Eligible Employee, if such participation would, in the determination of the Board, be reasonably likely to render the Plan incapable of qualifying for exemption from registration under Rule 12h-l(a) promulgated under the Exchange Act. In any case in which a Participant is so excluded from continuing to participate in this Plan, the Company shall promptly notify such former Participant and the Administrator of such determination. Promptly upon such notification, the Administrator shall update its records and the Company shall transfer record title to, and deliver certificates for, such former Participant’s Plan Shares, provided that such Plan Shares and such transfer shall be subject to the terms and conditions of the Articles, the Unanimous Shareholder Agreement and any other agreement between the Participant and the Company (including, without limitation, any terms or conditions that would upon or prior to the transfer of such Plan Shares cause such Plan Shares to convert into any other class of Shares).

9.4 Notice. Any notice, election, request, instruction or other document to be given hereunder shall be in writing and delivered personally or sent by registered or certified mail (return receipt requested), postage prepaid, or sent by reputable overnight courier service or by facsimile (which is confirmed):

(a) If to the Company:

PCL Employees Holdings Ltd. 5410 99 Street

Edmonton, AB T6E 3P4

Canada

Telephone No.: (780)733-5000

Facsimile No.: (780) 733-5075

Attention: Vice President, Corporate Finance

(b) If to the Administrator:

[•]

5410 99 Street

Edmonton, AB T6E 3P4

Canada

Telephone No.: (780) 733-5000

Facsimile No.: (780) 733-5075

Attention: Plan Officer

With a copy to the applicable Participant.

(c) If to a Participant, at the most recent address on file in the payroll records of the Company, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.5 Securities Laws. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended, of any Shares or to effect similar compliance under any state laws; provided, that the foregoing shall not limit the Company’s obligations pursuant to applicable blue-sky laws in connection with the issuance of any Plan Shares in any Subsequent Offer.

9.6 Intended Characterization. The Plan is, and it is the intention of the Company, the Administrator and each Participant that for United States federal income tax and other purposes the Plan will be treated as, a mere contractual arrangement for participating in the ownership of the Company and not a partnership, a joint venture, a co-ownership arrangement, a corporation or other similar arrangement (such intended treatment, the “Intended Characterization”). The Company, the Administrator and each Participant hereby agree to report all transactions under the Plan for all tax and other purposes in a manner consistent with the Intended Characterization. The Plan is not and is not intended to be an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code or Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended.

9.7 Transactions in Plan Shares. The Administrator shall conduct transactions in Plan Shares permitted under the Plan for a Participant only in such Participant’s Plan Shares. The Participant may direct the Administrator that transactions in Plan Shares permitted under the Plan for such Participant be made with respect to a specifically identified block (or blocks) of such Participant’s Plan Shares.

9.8 Applicable Law. The Plan and all rights thereunder shall be governed by and construed in accordance with the laws of Alberta without regard to its principles of conflicts of laws.